October 7, 2005

Mail Stop 4561

Jonathan Levine
President
Panoshan Marketing Corp.
Suite 400, 715 - 5th Avenue S.W.
Calgary, Alberta  T2P 2X6, Canada

Re:	Panoshan Marketing Corp.
      Amendment No. 6 to Registration Statement on Form F-1 Filed
September 9, 2005
      Registration No. 333-118576

Dear Mr. Levine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to comment 6 and re-issue the comment. Since Mr. Durward is a Class C preferred stockholder, as disclosed on page 16, it casts doubt as to whether the negotiation was conducted at arms-length. Please revise or advise us as to how the Class C preferred stockholders agreed to the allocation of units and whether Mr. Durward participated in these proceedings as a Class
C preferred stockholder.

Facing Page

2. We have reviewed your response to comment 4 and re-issue the comment. Since you are registering the distribution and resale of units, please add units to your fee table which should also include the fixed price at which units are being sold and eligible to be resold.

Cover Page

3. Please refrain from referring to the units as well as each of the components underlying the units (i.e. - each of the common stock and warrants) as "Units." In addition, where you use the term "securities" please be more specific as to whether you are referring to the units or one of their component parts. For example, we note your statement on the cover page that the selling stockholders will be reselling the "securities" at a fixed price of $0.10.

4. Please disclose whether the selling stockholders are able to separately sell the common stock or warrants underlying the units through this registration statement.

5. Please disclose what happens to units when warrants are exercised to purchase additional shares of common stock. In addition, to the extent the common stock may be resold by selling stockholders using this registration statement once the warrants have been exercised, please disclose the fixed price at which the common stock may be resold.

6. Please disclose the termination date of the offering.

7. We note your reference to a Form SB-2 on the cover page.
Please
revise to make clear that the registration statement is on Form F-
1.

8. Please include a summary proceeds table that shows the proceeds that would be received by the company if all warrants are exercised.
In addition, the table should show the fixed price at which the units may be resold as well as the fixed price at which common shares may be resold if units are broken up.

9. Please make corresponding changes noted above to your Plan of Distribution section.

Summary

10. Please briefly discuss Panoshan`s business plan in the forepart of the summary section.

11. We refer to your statement that Mr. Durward is not required to devote a specific number of hours per month to the management of Panoshan. Since Mr. Durward is not an executive officer, director or employee of Panoshan, it is not apparent why Panoshan would rely on him to determine the appropriate amount of time he spends working on
Panoshan`s business.  Please revise or advise.

12. Please revise to highlight the fact that the warrants expire
12
months from the date of the prospectus.

Description of Securities, page 24

13. We note your disclosure on page 25 that a form of the Warrant Agreement has been filed as an exhibit to the registration statement.
Please file this agreement with your next amendment and add it to the
exhibit table in Part II of the registration statement.  In
addition,
we note from your disclosure in the Risk Factors section on page
13
that you can extend the exercise period of the warrants upon "fulfillment of certain notice provisions to the warrant holders." Please revise this section to disclose your ability to extend the warrant exercise period and revise here and in the risk factor noted above on page 13 to describe the notice provisions that are required in order to extend the period.

Risk Factors

Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all., page 10

14. We have reviewed your revisions in response to comment 10. Please revise to disclose the amount of cash you have as of a recent date as well as the expenses you will pay in connection with the distribution. In light of the fact that your current cash position is roughly equal to the expenditures you will have to make to complete the offering, please discuss how you intend to obtain financing to fund your proposed business plan. This comment also applies to the MD&A and Plan of Operation section of the prospectus.

Security Ownership of Certain Beneficial Owners and Management,
page
22

15. We note your disclosure in footnote 4 that Mr. Durward controls
Puroil but disclaims beneficial ownership of the shares owned by Puroil. Please tell us the basis for this disclaimer.

Management`s Discussion and Analysis or Plan of Operation, page 39

16. Please revise to provide an updated estimate of the amount of cash the company has. We note that, as of June 30, 2005, the company had slightly over $32,000 in cash.

Additional Information, page 42

17. Please revise to disclose the new location of the Commission`s public reference room at 100 F Street, N.E., Washington, DC
20549.

Financial Statements

Note 6. - Related party transactions, page F-10

18. Please amend your accounting for services contributed by officers and managers to classify the value of services rendered as a capital contribution.

Exhibits

Legal Opinion

19. Please have counsel provide an updated opinion that is dated as of a date immediately prior to the effective date of the registration statement. In addition, if counsel is limiting its opinion regarding due incorporation and good standing by reliance solely upon a Certificate of Status from the Alberta Corporate Registry, the date of the Certificate ought to be the same date as the opinion. Alternatively, revise to delete the limitation from the opinion.

20. We note that counsel states that February 28, 2005 was the filing date of the registration statement on F-1. Please provide us with a revised opinion that refers to the fact that the original filing date was August 26, 2004.

21. Please have counsel provide a revised opinion to opine that the
Units are non-assessable.

Management Agreement

22. We note that the Management Agreement provides for a 15 percent commission to be paid to Puroil for all sales made in Asia, while the
F-1 states that Puroil will receive a 20 percent commission.
Please
revise to address this apparent inconsistency or advise.

Postponement Agreement

23. We note that the Postponement Agreement refers exclusively to the
Marketing Rights Agreement and provides for a postponement of all fees payable under the agreement until after the effective date of the F-1 registration statement. Your disclosure on page 40 of the F-
1, however, states that Puroil has agreed to postpone its management fees until after the registration statement goes effective. The management fees payable to Puroil are included in the Management Agreement, not the Marketing Rights Agreement. Please address this apparent inconsistency.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 551-3693 or Daniel
Gordon,
Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at
(202) 551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Scott Lawler, Esq. (via facsimile)
	Lawler & Associates
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Panoshan Marketing Corp.
Page 5